UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-130570

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 – 2

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2006	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	4

Notes to Financial Statements as of December 31, 2006, and for the Year Ended December 31, 2006	5 – 14

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	15

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2006	16

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and the

Trustee and Participants of the Dominion Kewaunee Union Savings Plan

Richmond, Virginia

We have audited the accompanying statement of net assets available for benefits of the Dominion Kewaunee Union Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Notes 2 and 3 to the financial statements, the 2006 financial statements include securities valued at $1,095,913 (39% of net assets), whose values have been estimated by the Plan’s management in the absence of readily ascertainable market values. We have examined the procedures used by the Plan’s management in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimates and values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans in 2006.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 28, 2007

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006

2006
ASSETS:
Investments at Fair Value:
Participant-directed investments	$2,299,516
Nonparticipant-directed investments	450,239

Total investments	2,749,755

Receivables:
Accrued investment income	21
Receivables for securities sold	2,897
Participant contributions	27,752
Employer contributions	10,527

Total receivables	41,197

Total assets	2,790,952

LIABILITIES:
Payables for securities purchased	2,897
Other liabilities	786

Total liabilities	3,683

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,787,269

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,218

NET ASSETS AVAILABLE FOR BENEFITS	$2,790,487

The accompanying notes are an integral part of the financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$1,471,549
Employer contributions	309,233

Total contributions	1,780,782

Investment Income:
Interest	1,310
Dividends	24,948
Net appreciation in fair value of investments	227,213
Income from Master Trust	16,254

Total investment income	269,725

Total additions	2,050,507

DEDUCTIONS:
Benefits paid to participants	30,284
Administrative expenses	452

Total deductions	30,736

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	2,019,771

TRANSFER OF PARTICIPANTS’ ASSETS:
To the Plan from the Dominion Salaried Savings Plan	724,565
To the Plan from other Plans	46,151

770,716

NET INCREASE IN NET ASSETS	2,790,487
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—

End of year	$2,790,487

The accompanying notes are an integral part of the financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the Dominion Kewaunee Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Kewuanee represented by the International Union of Operating Engineers Local 310 (the Employer) who are full-time or part-time employees and scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 5, 2005, the Plan was incorporated in the Dominion Salaried Savings Plan (the Salaried Plan) for the purpose of providing the employees covered by the plan with access to and participation in the Dominion Stock Fund. Effective January 1, 2006, the Plan became a separate plan from the Salaried Plan, account balance of participants covered under the Plan totaled $724,565 was transferred from the Salaried Plan.

b.	Contributions—Under the Plan, participants may contribute not less than 1% and not more than 30% of their eligible earnings, all of which may be on a tax-deferred basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Dominion may, at its discretion, contribute a supplemental Employer contribution of 2% of eligible earnings per pay period.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the supplemental Employer contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become vested in their own contributions and supplemental Employer contributions, and the earnings on those amounts immediately.

f.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

¡	Dominion Stock Fund

¡	Interest in Master Trust:

Large Cap Growth Fund (RCM Fund)

Stable Value Fund (Standish Mellon Fund)

¡	Common/Collective Trusts:

Growth Balanced Fund

Conservative Balanced Fund

Moderate Balanced Fund

Large Cap Value Fund

Wilshire 4500 Index Fund

Intermediate Bond Fund

S&P 500 Index Fund

¡	Mutual Funds:

Real Estate Fund

Small Cap Value Fund

Small Cap Growth Fund

International Equity Fund

•

Employer Contributions—The supplemental Employer contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of their supplemental Employer contributions account into another investment option at anytime.

g.	Participant Loans—Participants are eligible to secure loans against their plan account. Participants are limited to one outstanding primary residence loan and one outstanding general purpose loan with maximum repayment periods of 20 years and 5 years, respectively. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at 1% point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2006.

i.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Valuation of Investments

(1)	Dominion Stock Fund—Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(2)	Mutual Funds—Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)	Common/Collective Trusts—Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(4)	Investment in Standish Mellon Fund (Investment Contracts)— The Standish Mellon Fund invests primarily in benefit-responsive guaranteed investment contracts (GICs), which are stated at estimated fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

(5)	Investment in RCM Fund—The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(6)	Loans to Participants—Participant loans are valued at the outstanding loan balances.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). As required by the FSP, the statement of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Prior year balances have been adjusted retrospectively. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

g.	Administrative Expenses—The Plan’s expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

h.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2006, transfers from other plans were $84,426, and transfers to other plans were $38,275.

j.	Concentration of Investments—Included in the Plan’s net assets available for benefits at December 31, 2006 are investments in Dominion Common Stock amounting to $623,584, whose value could be subject to change based upon market conditions and company performance.

k.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006, are as follows:

Dominion Stock Fund, 5,370 shares*	$450,239
Dominion Stock Fund, 2,068 shares	173,345
Interest in Standish Mellon Fund, 13,828 units**	261,474
Interest in RCM Fund, 15,342 units	139,870
Growth Balanced Fund, 13,618 units	170,519
Large Cap Value Fund, 1,742 units	146,567
S&P 500 Index Fund, 15,686 units	185,281
Real Estate Fund, 10,846 units	306,187
Small Cap Value Fund, 13,656 units	164,003
International Equity Fund, 6,011 units	279,881

*	Nonparticipant-directed
**	The Standish Mellon Fund invests primarily in benefit-responsive GICs, which are stated at estimated fair value.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Mutual funds
Real Estate Fund	$44,764
Small Cap Value Fund	11,790
Small Cap Growth Fund	6,442
International Equity Fund	27,815

90,811

Dominion Stock Fund	53,073

Investments at Estimated Fair Value:
Common/Collective Trust Funds	83,329

Net appreciation in fair value of investments	$227,213

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006, and for the year ended December 31, 2006, is as follows:

December 31, 2006
ASSETS:
Investments at Fair Value:
Dominion Stock Fund	$450,239

Receivables	10,541

Total assets	460,780

LIABILITIES:
Other liabilities	77

NET ASSETS	$460,703

Year Ended December 31, 2006
Changes in Net Assets:
Interest	$57
Dividends	6,235
Net appreciation in fair value of investments	26,070
Employer contributions	309,233
Transfers of net assets from the Dominion Salaried Savings Plan	101,323
Transfers of participants’ assets from other Plans	17,785

Net change	460,703
Beginning of year	—

End of year	$460,703

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Standish Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Standish Mellon Fund—As of December 31, 2006, the Plan’s interest in the net assets of the Standish Mellon Fund was approximately less than 1%. Investment income and administrative expenses relating to the Standish Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Standish Mellon Fund invests primarily in three types of benefit-responsive GICs described below, which are stated at estimated fair value and then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

2006
Based on annualized earnings*	4.67%
Based on interest rate credited to participants**	4.37%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the Standish Mellon Fund:

December 31, 2006
GICs (estimated fair value)	$582,257,192
Short-term investment fund (estimated fair value)	32,228,526
Registered investment companies (fair value)	1,550,628
Interest receivable	2,277,750
Receivable for securities purchased	2,505,430

Total at estimated fair value	620,819,526
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,640,280

Total at contract value	$628,459,806

Investment income for the Standish Mellon Fund is as follows:

Year Ended December 31, 2006
Net Investment Appreciation:
Registered investment companies	$137,658
Interest	27,803,819
Less: Investment expenses	(1,039,782)

Total	$26,901,695

RCM Fund—As of December 31, 2006, the Plan’s interest in the net assets of the RCM Fund was less than 1%. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the RCM Fund:

December 31, 2006
Corporate stocks	$62,653,657
Short-term investment fund (estimated fair value)	1,958,862
Payables	(207,220)
Receivable for securities purchased	7,570

Total	$64,412,869

Investment income for the RCM Fund is as follows:

Year Ended December 31, 2006
Interest	$86,637
Dividends	518,580
Net investment appreciation	4,123,293

Total	$4,728,510

7.	FEDERAL INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a), 401(k) and 404(k) of the IRC. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006, the Plan held 7,438 of common stock of Dominion, the Plan sponsor, with a cost basis of $567,729. During the year ended December 31, 2006, the Plan recorded dividend income of approximately $12,829.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

December 31, 2006
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$2,790,487
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,033)

Net assets available for benefits per the Form 5500, at fair value	$2,787,454

Year Ended December 31, 2006
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements	$2,790,487
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,033)

Net income per Form 5500	$2,787,454

10.	SUBSEQUENT EVENT

In December 2006, the Plan approved the following changes to participant investment offerings, effective January 2, 2007: The underlying investments for the Growth Balanced Fund, Conservative Balanced Fund, and Moderate Balanced Fund will be replaced. The Balanced Funds managed by Northern Trust Global Investments will be transferred to the Vanguard Target Retirement Funds managed by The Vanguard Group, Inc.

DOMINION KEWAUNEE UNION SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer	Description of Investment	Cost	Current Value
Dominion Resources, Inc.	Dominion Common Stock *	$567,729	$623,584

	Common/Collective Trusts:
Mellon Bank, N.A.	EB Temporary Investment Fund*	855	855
Northern Trust Global Investments	Growth Balanced Fund	152,806	170,519
Northern Trust Global Investments	Conservative Balanced Fund	50,665	53,843
Northern Trust Global Investments	Moderate Balanced Fund	104,680	114,945
Victory Capital Management	Large Cap Value Fund	130,682	146,567
Mellon Bank, N.A.	Wilshire 4500 Index Fund*	106,236	118,973
Mellon Bank, N.A.	Intermediate Bond Fund*	41,904	43,456
Mellon Bank, N.A.	S&P 500 Index Fund*	161,971	185,281

		749,799	834,439

	Mutual Funds:
Morgan Stanley Investment Management	Real Estate Fund	291,622	306,187
Laudus Fund Group	Small Cap Value Fund	178,994	164,003
Vanguard Group	Small Cap Growth Fund	108,324	103,598
Capital Research & Management Co.	International Equity Fund	260,853	279,881

		839,793	853,669

	Loans to Participants (range of interest rates— 6.25% - 10.50%)	36,719	36,719

		$2,194,040	$2,348,411

*	A party-in-interest as defined by ERISA.

DOMINION KEWAUNEE UNION SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2006

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain
5,707	Dominion Stock Fund*	40	$437,695	$—	$—	$—
460	Dominion Stock Fund*	21	—	35,997	34,982	1,015

4,785	International Equity Fund	46	215,689	—	—	—
301	International Equity Fund	5	—	13,568	12,558	1,010

10,204	Small Cap Value Fund	34	131,023	—	—	—
1,351	Small Cap Value Fund	11	—	18,382	18,216	166

8,584	Real Estate Fund	48	236,864	—	—	—
539	Real Estate Fund	7	—	15,558	14,027	1,531

1,338	Small Cap Growth Fund	32	97,185	—	—	—
232	Small Cap Growth Fund	10	—	17,126	16,911	215

434,516	EB Temporary Investment Fund*	89	434,516	—	—	—
434,242	EB Temporary Investment Fund*	46	—	434,242	434,242	—

12,294	Growth Balanced Fund	34	140,794	—	—	—
2,634	Growth Balanced Fund	12	—	31,106	29,042	2,064

3,587	Conservative Balanced Fund	26	37,747	—	—	—
405	Conservative Balanced Fund	2	—	4,481	4,203	278

7,127	Moderate Balanced Fund	28	78,650	—	—	—
640	Moderate Balanced Fund	6	—	7,363	6,834	529

1,352	Large Cap Value Fund	39	104,684	—	—	—
92	Large Cap Value Fund	7	—	7,350	6,712	638

10,030	S&P 500 Index Fund*	34	108,021	—	—	—
2,686	S&P 500 Index Fund*	12	—	29,596	27,413	2,183

5,233	Wilshire 4500 Index Fund*	29	79,940	—	—	—
1,075	Wilshire 4500 Index Fund*	11	—	16,868	15,446	1,422

* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN
(name of plan)

Date: June 28, 2007	/s/Anne M. Grier
Anne M. Grier
Chair, Dominion Resources Services, Inc.
Administrative Benefits Committee